Exhibit 99.8

Sandspring Resources Ltd.
(An exploration stage entity)

Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the Three and Nine Months Ended September 30, 2010
(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Sandspring Resources Ltd. (an exploration stage entity) were prepared by management in accordance with Canadian generally accepted accounting principles.  Management acknowledges responsibility for the preparation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statements of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities.  An Audit Committee assists the Board of Directors in fulfilling this responsibility.  The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company.  The Audit Committee reports its finding to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/s/ Rich Munson	/s/ Scott Issel
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
November 29, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

SANDSPRING RESOURCES LTD.
(An Exploration Stage Entity)
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Expressed in Canadian Dollars)

		9/30/2010	12/31/2009

ASSETS	Notes	$	$
Current
Cash and cash equivalents		4,208,552	2,896,101
Prepaid expenses		203,391	67,391
		4,411,943	2,963,492
Equipment	5	624,298	206,846
Mineral interests	6	39,634,347	28,919,768
		44,670,588	32,090,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		2,872,593	1,531,191
Note payable	7	-	278,068
		2,872,593	1,809,259

Future tax liabilities		2,773,021	2,773,021
		5,645,614	4,582,280

SHAREHOLDERS' EQUITY
Common Shares	8	42,938,848	27,123,013
Warrants	9	1,532,071	2,785,526
Stock Options	10	2,329,421	285,515
Deficit		(7,775,366)	(2,686,228)
		39,024,974	27,507,826

		44,670,588	32,090,106

Going concern - Note 1
Subsequent events - Note 13

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

SANDSPRING RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(Expressed in Canadian Dollars)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

	$	$	$	$
Expenditures
Acquisition fees	-	-	-	41,025
Administrative	77,168	-	230,242	-
Consulting	88,636	-	364,927	-
Depreciation	3,421	-	5,924	-
Foreign exchange loss	14,267	-	73,246	-
Other	7,658	-	20,627	-
Professional fees	61,730	2,500	628,337	11,446
Salaries and other benefits	247,421	-	650,044	-
Shareholder information	206,415	-	604,734	-
Stock based compensation	740,508	-	2,106,891	-
Transaction costs	-	14,808	-	34,248
Transfer, listing and filing fees	-	-	115,358	-
Travel	50,516	-	317,047	28,088
	1,497,740	17,308	5,117,377	114,807

Other
Interest income	9,335	-	28,239	387
	9,335	-	28,239	387
Net loss and comprehensive loss for the period	(1,488,405)	(17,308)	(5,089,138)	(114,420)

Deficit, beginning of period	(6,286,961)	(640,228)	(2,686,228)	(543,116)
Deficit, end of period	(7,775,366)	(657,536)	(7,775,366)	(657,536)

Loss per share
Basic	(0.02)	(0.00)	(0.06)	(0.02)
Diluted	(0.02)	(0.00)	(0.06)	(0.02)
Weighted average number of shares outstanding
Basic	86,894,751	5,786,957	81,696,274	5,541,026
Diluted	86,894,751	5,786,957	81,696,274	5,541,026

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

SANDSPRING RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Common Shares	Warrants	Stock Options	Deficit	Total
Balance, December 31, 2008	$487,169	$-	$-	$(543,116)	$(55,947)
Shares issued from private placement	250,000	-	-	-	250,000
Shares issued on exercise of options	20,000	-	-	-	20,000
Subscription receipts	6,000,050	-	-	-	6,000,050
Net loss for the period	-	-	-	(114,420)	(114,420)
Balance, September 30, 2009	$6,757,219	$-	$-	$(657,536)	$6,099,683

	Common Shares	Warrants	Stock Options	Deficit	Total
Balance, December 31, 2009	$27,123,013	$2,785,526	$285,515	$(2,686,228)	$27,507,826
Special warrants issued from private placement	-	12,000,000	-	-	12,000,000
Special warrant issuance cost	-	(916,155)	-	-	(916,155)
Shares issued on exercise of special warrants	11,083,845	(11,083,845)	-	-	-
Shares issued on exercise of options	119,583	-	-	-	119,583
Value of options exercised	62,985	-	(62,985)	-	-
Shares issued on exercise of warrants	3,049,190	-	-	-	3,049,190
Value of warrants exercised	1,478,382	(1,478,382)	-	-	-
Share issuance cost allocated to warrants	-	(75,471)	-	-	(75,471)
Value of options issued previously vested in
the period	-	-	823,200	-	823,200
Value of options granted during the period	-	-	1,283,691	-	1,283,691
Shares issued on exercise of compensation
options	300,398	-	-	-	300,398
Value of warrants issued on exercise of
compensation options	(300,398)	300,398	-	-	-
Shares issued on exercise of broker warrants	21,850	-	-	-	21,850
Net loss for the period	-	-	-	(5,089,138)	(5,089,138)
Balance, September 30, 2010	$42,938,848	$1,532,071	$2,329,421	$(7,775,366)	$39,024,974

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

SANDSPRING RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)
(Expressed in Canadian Dollars)
		Three Months Ended September 30,		Nine Months Ended September 30,
		2010	2009	2010	2009

Cash provided by:	Notes	$	$	$	$
Operating Activities
Net loss		(1,488,405)	(17,308)	(5,089,138)	(114,420)
Adjustments for:
Depreciation		3,421	-	5,924	-
Stock-based compensation		740,508	-	2,106,891	-
Foreign exchange loss		14,267	-	73,246	-
Change in non-cash working capital
Prepaid expenses		(127,757)	-	(136,000)	-
Accounts payable		363,274	(3,235)	1,341,402	(183,592)
		(494,692)	(20,543)	(1,697,675)	(298,012)

Investing Activities
Deferred expenditures		-	(66,300)	-	(89,000)
Purchase of equipment		(51,743)	-	(450,271)	-
Expenditure on mineral interest	6	(4,203,349)	-	(10,687,684)	-
		(4,255,092)	(66,300)	(11,137,955)	(89,000)

Financing Activities
Retirement of note payable	7	(270,420)	-	(270,420)	-
Issuance of short term note		-	30,000	-	30,000
Issuance of special warrants		-	-	12,000,000	-
Share issuance expense		-	-	(991,626)	-
Issuance of common shares		-	-	-	250,000
Proceeds from exercise of stock options		31,500	20,000	119,583	20,000
Proceeds from exercise of warrants		71,350	-	3,071,040	-
Proceeds from exercise of compensation options		57,750	-	300,398	-
		(109,820)	50,000	14,228,975	300,000

Effects of exchange rate changes on cash		(18,458)	-	(80,894)	-

Cash and cash equivalents, beginning of period		9,086,614	78,537	2,896,101	128,706
Net (decrease) increase in cash		(4,878,062)	(36,843)	1,312,451	(87,012)
Cash and cash equivalents, end of period		4,208,552	41,694	4,208,552	41,694

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

1.           Nature of Operations and Going Concern

Sandspring Resources Ltd. (“Sandspring” or “the Company”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on September 20, 2006 and was classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 (“Policy 2.4”) of the TSX Venture Exchange (the “Exchange”).

On November 24, 2009, the Company announced the completion of the acquisition of 100% of the issued and outstanding shares of GoldHeart Investment Holdings Ltd. (“GoldHeart”), satisfying the requirement of a CPC, listed on the Exchange (the “Qualifying Transaction”).  GoldHeart was incorporated by Articles of Association under the laws of the British Virgin Islands on October 15, 2008.  GoldHeart’s primary asset is an investment in 100% of the common stock of ETK Inc. (“ETK”).  ETK was incorporated on October 29, 1999 under the Companies Act of Guyana.

GoldHeart, through its wholly-owned subsidiary ETK, holds certain mineral and prospecting interests through a joint venture agreement called the Upper Puruni Venture (“Upper Puruni Venture”) that is the holder of the Toroparu Gold-Copper Prospect, located in the Republic of Guyana, South America.

The accompanying unaudited interim consolidated financial statements reflect the historical results of Sandspring, and the consolidated results of operations of the Company subsequent to the acquisition of GoldHeart.

The Company is in the process of exploring its mineral properties and has not yet established whether the mineral exploration properties contain reserves that are economically recoverable.  The recovery of amounts capitalized for mineral interests on the balance sheet are dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to complete exploration and/or development of the properties, including related financing requirements and upon future profitable production or, alternatively, upon proceeds from the disposition of the properties.  To date, the Company has not earned significant revenues relative to its costs incurred for exploration activities.  Accordingly, it is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (the “CICA”) Accounting Guideline 11.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, under which the Company is assumed to be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern is therefore dependent upon its ability to finance its current and future operations and future acquisition costs.  The unaudited interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate.  If the going concern basis was not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying value of mineral interests and equipment, liabilities, the reported expenses, and the balance sheet classifications used.  Such adjustments could be material.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

2.            Summary of Significant Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information.  Accordingly, they do not include all of the information and notes to the financial statements required by Canadian GAAP for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.  Operating results for the three and nine months ended September 30, 2010 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2010.

The balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended December 31, 2009. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2009.

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability.  On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will be required to have prepared, in time for its first quarter of fiscal 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010.

3.           Capital Management

The Company manages its capital with the following objectives:

i.	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
ii.	to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.  The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets.  The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

The Company considers its capital to be total shareholders' equity (managed capital), comprising share capital, and accumulated deficit which at September 30, 2010 totaled $39,024,974 (December 31, 2009 - $27,507,826).

The Company manages capital through its financial and operational forecasting processes.  The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities.  The forecast is regularly updated based on activities related to its mineral properties.  Selected information is frequently provided to the Board of Directors of the Company.  The Company’s capital management objectives, policies and processes have remained unchanged during the three and nine months ended September 30, 2010.

The Company is not subject to any capital requirements imposed by a lending institution.

4.           Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks including credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises due to the potential to one party to a financial instrument to fail to discharge its obligations and cause the other party to suffer a loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents.  The maximum credit risk represented by the Company’s financial assets is represented by their carrying amounts.  The Company holds its cash and guaranteed investment certificates with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity Risk and Fair Value Hierarchy

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due.  The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.  The Company generates cash primarily through its financing activities.  The Company has cash and cash equivalents of $4,208,552 (December 31, 2009 – $2,896,101) to settle current liabilities of $2,872,593 (December 31, 2009 – $1,809,259).  The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at September 30, 2010:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	$246,527	$-	$-	$246,527
Cash equivalents	3,962,025	-	-	3,962,025
	$4,208,552	$-	$-	$4,208,552

Currency Risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar and significant expenditures are incurred in Canadian dollars.  The Company funds certain operations, exploration and administrative expenses in Guyana on a cash call basis using US dollars converted from its Canadian dollar bank accounts held in Canada.  The Company maintains US dollar bank accounts in the United States and Guyana and Guyanese bank accounts in Guyana.  The Company is subject to gains and losses due to fluctuations in the US and Guyanese dollar against the Canadian dollar.  Sensitivity to a plus or minus 10% change in all foreign currencies (Guyanese and US dollars) against the Canadian dollar with all other variables held constant as at September 30, 2010, would affect net loss and comprehensive loss by approximately $146,037.

Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and assets.  In the normal course of business, the Company is exposed to interest rate fluctuations as a result of cash equivalents being invested in interest-bearing instruments.  Interest rate risk is minimal as the Company’s interest-bearing instruments have fixed interest rates.

Fair Value

As at September 30, 2010, the carrying and fair value amounts of the Company’s financial instruments were approximately equivalent.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

5.           Equipment

	Nine Months Ended September 30, 2010			Year Ended December 31, 2009
	Cost	Accumulative Depreciation	Net	Cost	Accumulative Depreciation	Net
	$	$	$	$	$	$
Camp Equipment	37,489	5,416	32,073	37,489	3,122	34,367
Heavy Equipment	365,995	33,034	332,961	147,073	12,249	134,824
Other Equipment	89,784	1,730	88,054	345	25	320
Vehicles	51,152	3,214	47,938	13,756	1,146	12,610
Office Furniture & Equipment	129,890	6,618	123,272	25,376	651	24,725
	674,310	50,012	624,298	224,039	17,193	206,846

6.           Mineral Interests

On November 24, 2009, Sandspring completed the Qualifying Transaction and acquired 100% of the issued and outstanding shares of GoldHeart.  The acquisition has been accounted for as an asset acquisition as GoldHeart is not considered to be a business for accounting purposes.

The fair value of assets acquired, based on the consideration paid, is as follows:

Current assets, including cash of $173,767	$248,183
Capital assets	212,014
Mineral interests	27,931,195
Current Liabilities	(1,283,152)
Note Payable (Note 7)	(1,074,268)
Future tax liabilities	(2,870,124)
Total Consideration	$23,163,848

As at September 30, 2010, the carrying amount of the Corporation’s interest in mineral properties is as follows:

Toroparu
Acquisition cost	$27,931,195
Exploration and development expenses	972,031
Depreciation	16,542
Balance December 31, 2009	$28,919,768
Exploration and development expenses	10,687,684
Depreciation	26,895
Balance September 30, 2010	$39,634,347

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

7.           Note Payable

As a result of the acquisition of GoldHeart, the Company assumed a debt owed by ETK to Crescent Global Resources (“CGR”), a company controlled by Crescent Global Gold (“CGG”), in the amount of $1,074,268.

	9/30/2010	12/31/2009
	$	$
Balance, beginning of period	278,068	-
Assumed from ETK	-	1,074,268
Cash payments to CGR (i)	(270,420)	(265,400)
Stock payment to CGR	-	(530,800)
Foreign exchange translation	(7,648)	-
Balance, end of period	-	278,068

i.	The note was paid in full to CGR on July 13, 2010.

8.           Share Capital

The Company is authorized to issue an unlimited amount of common shares.  The issued and outstanding common shares consist of the following:

	Number of Shares	Amount
Balance, December 31, 2009	71,858,360	$27,123,013
Issued on exercise of options	345,833	119,583
Value of options exercised	-	62,985
Issued on exercise of warrants	6,098,379	3,049,190
Value of warrants exercised	-	1,478,382
Issued on exercise of special warrants (i)	7,500,000	-
Value of special warrants exercised (i)	-	11,083,845
Incentive shares issued during	466,059	-
early exercise program (ii)
Issued per compensation options (iii)	858,280	300,398
Value allocated to warrants (iii)	-	(300,398)
Issued on exercise of broker warrants (iv)	13,656	21,850
Balance, September 30, 2010	87,140,567	$42,938,848

i.	The special warrants were issued pursuant to the terms of a special warrant indenture dated as of March 26, 2010 and entered into between the Company and Computershare Trust Company

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

of Canada and in accordance with an underwriting agreement dated March 26, 2010 between the  Company  and  Mackie  Research  Capital  Corporation,  Cormark  Securities  Inc., Macquarie Capital Markets Canada Ltd., Fraser Mackenzie Limited, Byron Securities Limited, and PI Financial Corp. The special warrants were sold to subscribers at a price of $1.60 per special warrant for aggregate gross proceeds to the Company of $12,000,000.  The Company paid the underwriters a commission equal to 6% of the gross proceeds of the offering along with various other issuance costs of $916,155.  This amount has been netted against the total funds received to determine the allocated value of the special warrants.  The special warrants were exercised on May 5, 2010 and converted into common shares at that time.

ii.
On March 25, 2010, the Company concluded an early exercise warrant incentive program for its unlisted common share purchase warrants.  The eligible warrants were exercisable at a price of $0.50 per share until November 24, 2012.  The Company offered an inducement of an additional 0.08 of a Common Share per warrant to each warrant holder that exercised during a 30 calendar day early exercise period that commenced February 23, 2010 and expired on March 25, 2010.  The Company issued 466,059 incentive shares in connection with the program.

iii.
A total of 858,280 Compensation Options were exercised during the period.  Each Compensation Option was converted into one unit consisting of one common share and one-half warrant at a price of $0.35.  Warrants have an exercise price of $0.50 and expiry of November 24, 2012.  As of September 30, 2010, there were a total of 364,120 Compensation Options outstanding. The fair value of the warrants was capped at the amount of proceeds received from the exercise of Compensation Options.

iv.
A total of 13,656 shares were issued upon the exercise of broker warrants during the period.  300,000 broker warrants were issued in conjunction with the underwriting agreement as described in Note (i).  Broker warrants have an exercise price of $1.60 and an expiry of March 26, 2012.  As of September 30, 2010, there were a total 286,344 broker warrants outstanding.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

9.           Warrants

As at September 30, 2010, the Company has a total of 5,584,382 warrants outstanding.  These warrants are convertible into one share of common stock at an exercise price of $0.50.

The following table shows the continuity of warrants during the period:

	Number of Warrants	Allocated Value	Weighted Average Exercise Price
Balance, December 31, 2009	11,253,621	$2,785,526	$0.50
Issued per Compensation Options (i)	429,140	300,398	0.50
Special warrants issued with private placement (ii)	7,500,000	11,083,845	1.60
Exercised	(13,598,379)	(12,562,227)	1.11
Share issue cost from early exercise program	-	(75,471)	-
Balance, June 30, 2010	5,584,382	$1,532,071	$0.50

i.	429,140 warrants were issued on the exercise of 858,280 Compensation Options during the period as described in Note 8(iii).

ii.
The special warrants were sold to subscribers at a price of $1.60 per special warrant for aggregate gross proceeds to the Company of $12,000,000 as describe in Note (i).  In addition, the underwriters received 300,000 broker warrants as described in Note 8(iv).

The following warrants were outstanding as at September 30, 2010:

Number of Warrants	Allocated Value	Exercise Price	Expiry Date
5,584,382	$1,532,071	$0.50	November 24, 2012

10.           Stock Options

The Company’s stock option plan was established by the shareholders of the Company on March 16, 2007, for the purpose of advancing the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries and affiliates, to acquire common shares in the share capital of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.  The number of stock options that may be granted under the plan is limited to not more than 10% of the issued common shares of the Company at the time of the stock option grant.  The exercise price of stock

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

options granted in accordance with the plan will be not less than the closing price of the common shares on the trading day immediately prior to the effective date of grant.

The following table shows the continuity of stock options during the period:

	Number of Options	Allocated Value of Vested Options	Weighted Average Exercise Price
Balance, December 31, 2009	4,253,100	$285,515	$0.47
Value of options vested during the period	-	823,200	-
Granted (i, ii, iii, iv, v, vi, vii)	1,690,000	1,283,691	1.54
Cancelled during the period	(176,250)	-	0.50
Exercised	(345,833)	(62,985)	0.31
Balance, September 30, 2010	5,421,017	$2,329,421	$0.77

i.
On January 8, 2010, the Company granted 100,000 stock options to employees of the Company exercisable for one common share each at a price of $1.25 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $74,356 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.69% per annum; and a dividend rate of nil.  For the nine months ended September 30, 2010, $55,767 was expensed to stock-based compensation.

ii.
On January 22, 2010, the Company granted 200,000 stock options to an investor relations consultant of the Company exercisable for one common share each at a price of $1.56 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $184,839 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.46% to 2.01% per annum; and a dividend rate of nil.  These options are fair valued at the end of each reporting period and current market prices are applied.  For the nine months ended September 30, 2010, $309,825 was expensed to stock-based compensation.

iii.
On February 4, 2010, the Company granted 50,000 stock options to an officer of the Company exercisable for one common share each at a price of $1.49 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $44,113 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.43% per annum; and a dividend rate of nil.  For the nine months ended September 30, 2010, $44,113 was expensed to stock-based compensation.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

iv.
On February 8, 2010, the Company granted 115,000 stock options to employees of the Company exercisable for one common share each at a price of $1.44 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $98,020 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.41% per annum; and a dividend rate of nil.  For the nine months ended September 30, 2010, $73,515 was expensed to stock-based compensation.  The Company also granted 25,000 stock options to a consultant of the Company exercisable for one common share each at a price of $1.44 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $21,309 was assigned to the stock options as estimated by using the Black-Scholes valuation model described above.  For the nine months ended September 30, 2010, $21,309 was expensed to stock-based compensation

v.
On March 29, 2010, the Company granted 630,000 stock options to directors and a consultant of the Company exercisable for one common share each at a price of $1.60 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $601,822 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.9% per annum; and a dividend rate of nil.  For the nine months ended September 30, 2010, $601,822 was expensed to stock-based compensation.

vi.
On July 7, 2010, the Company granted 420,000 stock options to employees of the Company exercisable for one common share each at a price of $1.24 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $308,448 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.44% per annum; and a dividend rate of nil.  For the nine months ended September 30, 2010, $77,112 was expensed to stock-based compensation.  The Company also granted 100,000 stock options to a consultant of the Company exercisable for one common share each at a price of $1.24 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $73,440 was assigned to the stock options as estimated by using the Black-Scholes valuation model described above.  For the nine months ended September 30, 2010, $73,440 was expensed to stock-based compensation

vii.
On August 27, 2010, the Company granted 50,000 stock options to an investor relations consultant of the Company exercisable for one common share each at a price of $1.51 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $44,482 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.15% to 2.01% per annum; and a dividend rate of nil.  These options are fair valued at the

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

end of each reporting period and current market prices are applied. For the nine months ended September 30, 2010, $26,788 was expensed to stock-based compensation.

viii.	The weighted average grant date fair value of the total options granted during the nine month period ended September 30, 2010 is $0.86 (December 31, 2009 – $0.30).

The following are the stock options outstanding as at September 30, 2010:

Expiry Date	Options Outstanding	Exercise Price	Remaining Contractual Life (Yrs)	Options Exercisable
May 15, 2012	266,667	$0.10	1.62	266,667
November 24, 2014	3,528,100	$0.50	4.15	3,528,100
January 8, 2015	100,000	$1.25	4.28	75,000
January 22, 2015	200,000	$1.56	4.32	150,000
February 4, 2015	50,000	$1.49	4.35	50,000
February 8, 2015	140,000	$1.44	4.36	111,250
March 29, 2015	630,000	$1.60	4.50	630,000
July 7, 2015	456,250	$1.24	4.77	205,000
August 27, 2015	50,000	$1.51	4.91	12,500
	5,421,017		4.14	5,028,517

11.           Loss per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	$	$	$	$
Basic loss per share is calculated as follows:
Loss for the year	(1,488,405)	(17,308)	(5,089,138)	(114,420)
Weighted Number of Shares Outstanding	86,894,751	5,786,957	81,696,274	5,541,026

Loss per share	(0.02)	(0.00)	(0.06)	(0.02)

Dilutive loss per share is calculated as follows:
Loss for the year	(1,488,405)	(17,308)	(5,089,138)	(114,420)
Weighted Number of Dilutive Shares Outstanding	86,894,751	5,786,957	81,696,274	5,541,026

Loss per share	(0.02)	(0.00)	(0.06)	(0.02)

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

A total of 11,837,923 dilutive securities have been excluded from the weighted number of dilutive shares outstanding because to do so would be anti dilutive.

12.           Related Party Transactions

The Company’s transactions are in the normal course of business and are recorded at the exchange amount.  All amounts due to related parties are non-interest bearing and payable on demand.

(a)  Included in accounts payable and accrued liabilities are the following amounts due to related parties:

	9/30/2010	12/31/2009

Travel expenses reimbursed to the President of the Company,	$-	$13,498
Abraham Drost
Travel expenses reimbursed to the CEO of the Company,	7,811	-
Richard A. Munson
Travel expenses reimbursed to a director of the Company,	23,723	-
John R. Adams
Travel expenses reimbursed to a director of the Company,	879	-
Brad Doores
Administrative expenses reimbursed to the CEO of the Company,	1,479	-
Richard A. Munson
Administrative expenses to a company controlled by an	2,354	-
officer of the Company (i)
Administrative, occupancy and salary expenses reimbursable to	113,407	52,743
a company controlled by a director of the Company, P. Greg Barnes
	$149,653	$66,241

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

(b)  The Company had the following related party transactions during the nine month periods presented:

	9/30/2010	9/30/2009

Travel expenses reimbursed to the President of the Company,	$35,644	$-
Abraham Drost
Travel expenses reimbursed to the CEO of the Company,	81,798	-
Richard A. Munson
Travel expenses reimbursed to a director of the Company,	41,097	-
John R. Adams
Travel expenses reimbursed to a director of the Company,	885	-
Brad Doores
Travel expenses reimbursed to a former director of the Company,	-	28,088
Charles Gryba
Administrative expenses reimbursed to the CEO of the Company,	13,299	-
Richard A. Munson
Administrative expenses to a company controlled by an	20,450	-
officer of the Company (i)
Administrative, occupancy and salary expenses reimbursable to	933,787	-
a company controlled by a director of the Company, P. Greg Barnes
	$1,126,960	$28,088

i.
For the nine months ended September 30, 2010, the Company paid $20,187 to Marrelli CFO Outsource Syndicate Inc. (“Marrelli”) for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company.  Carmelo Marrelli is the president of Marrelli.  The Chief Financial Officer is also the president of a firm providing accounting services to the Company.  During the nine months ended September 30, 2010, the Company expensed $263 for these accounting services.  On November 15, 2010, Carmelo Marrelli resigned as Chief Financial Officer of the Company.

13.           Subsequent Events

On October 14, 2010 the Company announced that it had completed its previously announced bought deal private placement offering of common shares.  The Company issued an aggregate of 19,633,077 common shares at a price of $2.60 per common share raising gross proceeds of $51,046,000, including the exercise of the full underwriters’ option of $6,006,000.  The underwriting syndicate was co-led by Jennings Capital Inc., GMP Securities L.P. and Mackie Research Capital Corporation, and included Cormark Securities Inc.  The underwriters received a 5.5% cash commission in respect of the offering.  The shares are subject to a four-month and one day hold period under applicable Canadian securities laws which expires on February 15, 2011.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Nine Months Ended September 30, 2010

On October 25, 2010 the Company announced that 500,000 stock options to purchase common shares of the Company were granted to an officer/director.  The stock options are exercisable at $2.60 per share and will expire on October 20, 2015.